Exhibit 1.01

AAR CORP.

Conflict Minerals Report

For the Calendar Year Ended December 31, 2014

This Conflict Minerals Report (“CMR”) for the calendar year ended December 31, 2014 has been prepared by AAR CORP. to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”).  The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.  The Rule imposes reporting obligations on SEC registrants whose manufactured products contain certain minerals that are necessary to the functionality or production of those products.  The subject minerals are cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum and tungsten (the minerals and their derivatives are collectively referred to in this CMR as the “Conflict Minerals”).

AAR CORP. and such consolidated entities are collectively referred to in this CMR as “AAR,” “Company,” “we,” “us,” and “our” unless the context indicates otherwise.

1.              Company Overview

AAR provides a diversified portfolio of products and services to the worldwide aviation and government and defense markets.  Throughout calendar year 2014, we reported our activities in two business segments: Aviation Services and Technology Products(1).

Based upon an internal assessment, we identified eight AAR business units that potentially fit within the scope of the Rule for calendar year 2014.  However, we chose not to include three business units within our Telair Cargo Group — Telair Germany, Telair Sweden and Cargo Systems — in our 2014 compliance program because we were in the process of selling these business units, and in fact sold them in March 2015. As a result, this CMR contains no information about our three former Telair Cargo Group business units.

The remaining five business units and the principal categories of products that were manufactured by or for those business units in calendar year 2014 included:

	Business Unit	Principal Categories of Products
1.	Mobility Systems business	Air transportable containers, air cargo pallets, palletized systems, and mobile shelters used in various military applications and humanitarian efforts
2.	Engineering Services business	Part design and fabrication, modification kit assembly and engineering for aircraft interior reconfigurations, structural and systems modifications and avionic upgrades

(1)  In calendar year 2015, we sold our Telair Cargo Group business and announced plans to sell our Precision Systems business, both of which were part of our Technology Products business segment during calendar year 2014.  As a result of these transactions, beginning in our third fiscal quarter ending February 28, 2015, we began reporting our activities in two new business segments: Aviation Services and Expeditionary Services.  For additional information regarding these divestitures and AAR’s new reporting segments, please refer to the Company’s Current Report on Form 8-K filed on February 24, 2015 and its Quarterly Report on Form 10-Q filed on March 30, 2015.

3.	Precision Systems business	Steel and composite machined and fabricated parts, components and sub-systems for various aerospace and defense programs
4.	In-Tech business	Communications systems for military and emergency services applications and equipment used to integrate such communication systems into vehicles, mobile shelters or hard-fixed facilities
5.	Composites business	Custom-designed components for modifications and upgrades to the structures, systems, avionics and cabins of commercial aircraft

In calendar year 2014, we used the process we developed at our Mobility Systems business unit in calendar year 2013 as a model for expanding our conflict minerals compliance program and establishing processes at our five business units included in this CMR.  Specifically, we undertook in calendar year 2014 to (a) analyze products and identify the use of any necessary Conflict Minerals and (b) conduct country of origin inquiries and due diligence, as required.  This CMR relates to products within those five business units that contain Conflict Minerals that are necessary to their functionality or production, and for which manufacturing was completed during calendar year 2014.

2.              Reasonable Country of Origin Inquiry (“RCOI”) Process

AAR does not purchase any raw ore or unrefined Conflict Minerals used in AAR’s products directly from mines, smelters or refiners or have any direct relationships with mines, smelters or refiners.  Therefore, we must rely on our direct suppliers to provide information on the origin of any Conflict Minerals contained in materials and components supplied to us.  Our direct suppliers are similarly reliant upon information provided by their suppliers. Accordingly, our ability to provide the required Conflict Minerals information depends on the cooperation that we receive from our direct suppliers and the cooperation they, in turn, receive from their suppliers.

Teams comprised of engineering, production and supply chain personnel at each of the applicable business units analyzed the relevant design information, bills of materials, and material content data forms and selected suppliers for our reasonable country of origin inquiry based on the likelihood that the items purchased from those suppliers contain Conflict Minerals.  We surveyed the selected suppliers (the “Supplier Group”) using the Conflict-Free Sourcing Initiative Reporting Template (“CFSI Template”) to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain.

Our reasonable country of origin inquiry was designed to determine whether any of the Conflict Minerals may be from scrap or recycled sources or if they originated from the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia or Angola (collectively referred to as the “Covered Countries”).  We determined that the identification of smelters and refiners by our supply chain is the most reasonable and reliable means for us to address the source and chain of custody of Conflict Minerals in our supply chain.

As noted below under “Due Diligence Results,” the Supplier Group responses to our surveys revealed that some of the Conflict Minerals used in AAR’s products may be from scrap or recycled sources; some of the Conflict Minerals used in AAR’s products are sourced from outside the Covered Countries; and some of the Conflict Minerals used in AAR’s products may be sourced from the Covered Countries.  As we were unable to determine the origin of all of the Conflict Minerals used in AAR’s products, we proceeded to perform the due diligence described below.

3.              Due Diligence Process

3.1                   Due Diligence Framework

The Company designed its due diligence measures to conform, in all material respects, to each of the requirements shown below from the five-step framework in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from the Conflict-Affected and High-Risk Areas: Second Edition (2013), including the related supplements for gold and for tin, tantalum and tungsten (collectively, the “OECD Framework”).

3.2                   Due Diligence Performed

3.2.1         Establish Strong Company Management Systems

(a)         Conflict Minerals Policy

We have adopted a conflict minerals policy that includes a statement on AAR’s commitment to working with our global supply chain to ensure compliance with the Rule. AAR’s expectations for its suppliers to participate in our conflict minerals compliance program are also set forth in the policy.  The policy is publicly available on our website at www.aarcorp.com under “Investor Relations” in “Corporate Governance.”  A copy of the policy has also been distributed to applicable employees and the Supplier Group as part of training and communications we conducted during the expanded implementation of our conflict minerals compliance program in calendar year 2014.

(b)         Internal Conflict Minerals Compliance Team

The Company’s general counsel leads a team of employees who are responsible for implementing AAR’s conflict minerals compliance program and executing the supply chain RCOI and due diligence processes (the “Compliance Team”).  The Compliance Team includes employees from each of the applicable business units who work in functions such as design engineering, production or program management, and supply chain.  We also retained outside specialist consultants to advise us in connection with our conflict mineral compliance program.

(c)          Establish a System of Controls and Transparency over the Mineral Supply Chain

Because we do not have direct relationships with smelters or refiners, the Compliance Team continued to survey the Supplier Group using the CFSI Template which requires the Supplier Group to work with their upstream supply chain to identify the smelters and refiners that process the Conflict Minerals used in our products.

(d)         Strengthen Company Engagement with Suppliers

The Compliance Team emailed the respective members of the Supplier Group to (i) explain AAR’s obligations under the Rule, (ii) outline AAR’s expectations for the Supplier Group to cooperate with AAR’s requests for assistance, and (iii) provide links to online training and other resources regarding conflict minerals compliance requirements.  The applicable business units also began to modify (i) supplier questionnaires to facilitate identifying the need to gather conflict minerals information at the time of engagement, and (ii) supplier terms and conditions to establish obligations and, where appropriate, incentives for the applicable in-scope suppliers to cooperate with AAR’s conflict minerals compliance efforts.  We conducted training on our conflict minerals program to members of our Supplier Group.

(e)          Establish or Publish a Grievance Mechanism

AAR maintains an employee hotline whereby employees, suppliers and other third parties can report any questions, concerns or violations of the Company’s standards of conduct, policies, and applicable laws and regulations.  AAR has also established an email account which any parties can use to report questions specifically related to our conflict minerals policy.

3.2.2         Identify and Assess Risk in the Supply Chain

The Compliance Team tracked the Supplier Group’s completion of the CFSI Template.  In particular, the Compliance Team reviewed responses from the Supplier Group to identify where a supplier indicated that it was sourcing from a Covered Country.  If any sourcing from a Covered County was identified, the Compliance Team reviewed the response to determine which smelters were sourcing from the region and whether those smelters had been certified as conflict-free.

AAR plans to place increased priority in calendar year 2015 on those members of the Supplier Group who (a) did not respond to the CFSI Template survey, (b) provided incomplete or inconsistent information or (c) indicated that they are sourcing from the Covered Countries.

3.2.3         Design and Implement a Strategy to Respond to Identified Risks

We have a risk management plan to address concerns that a supplier may be selling items to AAR that contain Conflict Minerals sourced from the Covered Countries.  If a supplier indicates that items it sells to AAR may contain Conflict Minerals sourced from the Covered Countries, we will follow up with the supplier to obtain more information, including the basis for the information provided as well as information regarding the source and chain of custody for the subject Conflict Minerals.  Identified risks will be reported to AAR’s general counsel who will work with other members of senior management to determine appropriate follow-up actions, if any, to mitigate risks.

Our conflict minerals policy states that, if a supplier is unwilling to support AAR in its conflict minerals compliance efforts, AAR and its subsidiaries may take remediation steps, up to and including terminating the supplier and pursuing alternative sourcing arrangements.  We also state in our policy that AAR and its subsidiaries may take remediation steps if a supplier cannot determine whether its materials or products contain Conflict Minerals sourced from the Covered Countries.

To date, we have not had any instances where it was necessary to terminate or take other remedial action with a supplier.

3.2.4         Carry Out Independent Third-Party Audits of Due Diligence Practices at Smelters and Refiners

We do not have any direct relationships with smelters or refiners and, therefore, rely upon the Conflict Free Smelter program and other industry validation efforts to perform this audit requirement.  We validate whether or not any Conflict Minerals sourced from the Covered Countries is conflict-free based on information provided by the Supplier Group and on the information available on the CFSI website.

3.2.5         Report on Supply Chain Due Diligence

AAR’s conflicts minerals policy is posted to the Company’s public website at www.aarcorp.com under “Investor Relations” in “Corporate Governance.”  Upon filing our Form SD and this CMR with the SEC, a copy of those documents will also be publicly available on our website under “Investor Relations” in “Financial Reports & Filings.”

4.              Due Diligence Results

The response rate from the Supplier Group was 40% (excluding the three Telair Cargo business units).  Some of the non-respondents indicated that they did not respond because they believed they were not within the scope of the Rule.  Of the responding Supplier Group, approximately 48% stated that they were not in scope because their materials and components did not contain any Conflict Minerals, and approximately 52% identified as in-scope suppliers of materials and components containing Conflict Minerals.

Three in-scope suppliers indicated that they sourced from the Covered Countries.  Given that this sourcing was at the supplier company level, as opposed to the supplier product level, AAR was not able to determine whether any of the Conflict Minerals reported by the in-scope suppliers were actually contained in the materials and components that they supplied to AAR or whether these Conflict Minerals were sourced from the Covered Countries.

In addition, the above three in-scope suppliers identified 24 smelters as sourcing from the Covered Countries. Of these 24 smelters, 21 smelters have been certified as conflict-free per the information listed on the Conflict-Free Smelter Program’s website as of May 18, 2015.

As this smelter information is likewise reported at the supplier company level, as opposed to the supplier product level, AAR is not able to determine whether any of its products contain Conflict Minerals sourced from the Covered Countries.

Based on the foregoing due diligence efforts and our reasonable country of origin inquiry, we are unable to determine at this time the country of origin, smelter, refiner or mine of origin of any Conflict Minerals contained in our products.

5.              Risk Mitigation Steps

We intend to take the following steps to improve due diligence conducted and to further mitigate any future risk that our products contain Conflict Minerals that could benefit armed groups in the Covered Countries:

(a)         Continue to communicate to our Supplier Group our expectations and information requirements for our conflict minerals compliance program;

(b)         Continue to work with and train our in-scope suppliers in order to (i) increase our survey response rate and (ii) obtain complete and consistent information on the origin and chain of custody of Conflict Minerals contained in items sold to AAR;

(c)          Continue to include provisions in new or renewed purchase agreements with members of the Supplier Group to establish obligations and, where appropriate, incentives for such suppliers to cooperate with AAR’s compliance efforts as required by the Rule; and

(d)         Review the potential opportunities and advantages of using automated tools to assist with RCOI and/or due diligence efforts.

6.             Independent Audit

This CMR is not subject to an independent audit under the Rule because we are not declaring that our products are DRC Conflict-Free.

Forward-Looking Statements

This CMR contains certain statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on beliefs of Company management, as well as assumptions and estimates based on information currently available to the Company, and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated, including those factors discussed under Item 1A, entitled “Risk Factors”, included in the Company’s Form 10-K for the fiscal year ended May 31, 2014.  Should one or more of these risks or uncertainties materialize adversely, or should underlying assumptions or estimates prove incorrect, actual results may vary materially from those described. These events and uncertainties are difficult or impossible to predict accurately and many are beyond the Company’s control. The Company assumes no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. For additional information, see the comments included in AAR’s filings with the Securities and Exchange Commission.